Crestview Development Corporation.

7401 Springbank Boulevard, Suite 3

SW Calgary Alberta, Canada

403-241-1925

December 28, 2005

VIA EDGAR and FACSIMILE

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Office of Small Business

100 F Street N.E.

Washington D.C. 20002

USA

Attention: Goldie Walker

Re:

Request for acceleration of the effective date of the Registration Statement on Form SB-2 of Crestview Development Corporation.

Filed December 8, 2005; December 27, 2005

File No. 333-130201

Pursuant to requirements of Section 8(a) of the Securities Act the undersigned hereby requests  that the Form SB-2 Registration Statement of Crestview Development Corporation. be declared effective on Friday, December 30, 2005 or on such earlier or later date as the Commission acting pursuant to this Section 8(a) shall determine.

 Crestview Development Corporation, acknowledges that

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should the Commission or the staff; acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its fill responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/Philip McDonald

Philip McDonald
Director, President, Secretary, Treasurer, Principal Financial Officer and Principal Accounting Officer